January 7, 2021



Via Email
James M. Turner
Sichenzia Ross Ferrence LLP
1188 Avenue of the Americas, 37th Floor
New York, NY 10036

       Re:    CCUR Holdings, Inc.
              PRE 14C filed December 23, 2020
              File No. 1-37706

              Schedule 13E-3 filed December 28, 2020
              Filed by JDS1, LLC et al.
              File No. 5-36889

Dear Mr. Turner:

        The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. We have limited our review of your information statement and
Schedule 13E-3 to
those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filings, providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14C filed December 23, 2020 - General

   1. In addition to JDS1, Inc., you have included other Company affiliates as individual filing persons on the Schedule 13E-3. All of the disclosure required by the Schedule must be provided as to each filing person. For example, the individual directors listed as filers must provide the fairness determination required by Schedule 13E-3, or adopt the analysis and conclusion of another filing person.
 James M. Turner, Esq.
Sichenzia Ross Ferrence LLP
January 7, 2021
Page 2

Summary Term Sheet     Interests of the Company   s Directors, Executive
Officers and Affiliates
in the Reverse Stock Split, page 7

   2. Here or in a separate section of the Summary Term Sheet, identify the Consenting
      Stockholders who own 52% of the Company   s outstanding common shares and
provided
      consents to effect the Reverse Stock Split without the approval of shareholders.

   3. In the first bullet point in this subsection, include the percentage ownership stakes held by the respective affiliates listed, and provide their before and after ownership interests after the Reverse Stock Split. In addition, revise to specifically note that the collective ownership of the parties engaged in this going private transaction will go from a minority to a majority of the outstanding shares in CCUR Holdings.

   4. Detail the business relationship between JDS1, Inc. and the Company described on page
      40 of the information statement.

Reports, Opinions and Appraisals, page 7

   5. File the ValueScope, Inc. report dated December 21, 2020, along with any other written
      materials, such as    board books    or slides, provided by ValueScope to
the Company or
      any of the filing persons. See Item 1016 of Regulation M-A. Please allow sufficient time for staff review after filing.

Special Factors     Background of the Reverse Stock Split, page 15

   6. In the last paragraph of this section on page 17, expand the disclosure to address the events leading up to the Company obtaining consents from the holders of 52.0% of the
      Company   s outstanding common stock. See our comment above asking you to identify
      the stockholder(s) from whom such consents were received. This section should explain any role of such stockholders in formulating the plan to take the Company private or in planning and structuring the Reverse Stock Split.

Reasons for the Reverse Stock Split, page 17

   7. State the reasons for the timing of the Reverse Stock Split. We note that the reasons that it is being undertaken, such as the costs of being a public company, have existed for some time.

Factors Considered by the Board and Company Affiliates as to the Fairness of the Reverse Stock
Split, page 18
    8. Refer to the paragraph after the bullet points on page 19 where you state that the Board concluded that the valuation in the ValueScope report was the most appropriate valuation for the common shares. Revise to note whether JDS1 also made the same determination.
        In addition, as to both parties, expand to explain the reasons for this determination, in light of the other valuation metrics considered and listed on page 19. James M. Turner, Esq.
Sichenzia Ross Ferrence LLP
January 7, 2021
Page 3

   9. Discuss how the Company and other filing persons considered the high bid prices for the common shares for the first two quarters of fiscal 2021 in assessing fairness which are significantly higher than the price per share being paid in the Reverse Stock Split.

Position of the Company Regarding the Fairness of the Reverse Stock Split, page
22

   10. This section addresses only the Company   s opinion as to substantive
fairness, but not the
       opinion of JDS1, Inc., although that entity   s opinion as to procedural
safeguards appears
       in the last paragraph in this section. As a filer on the Schedule 13E-3, JDS1 must express an opinion as to the fairness of the Reverse Stock Split on unaffiliated shareholders.

Reports, Opinions and Appraisals, page 24

   11. The bullet points on page 24 reference information about the prospects of the Company going forward that was provided to ValueScope by the Company. To the extent it received non-public projections used in its analysis of fairness, the projections must be included in the information statement. Please revise or advise.

   12. Refer to page 25. Clarify what    observations    ValueScope used to
arrive at the $3.06
       price per share. We note that the chart on page 25 includes more than three price points.

   13. In the first paragraph after the chart on page 25, identify the publicly-traded companies to which ValueScope compared the Company and explain why they were chosen.

   14. Refer to the last sentence on page 25. Explain how, given the valuation metrics detailed in this section, ValueScope arrived at the $3.06 per share valuation.

Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold Fewer than 3,000
Shares of the Company   s Common Stock in a Single Account, page 26

   15. In an appropriate part of the information statement, explain whether it will matter for purposes of treatment in the Reverse Stock Split whether a shareholder holds in record or street name. That is, where a shareholder is a beneficial owner but holds shares through a financial intermediary such as a broker, and that intermediary owns other shares in the
       Company on behalf of other clients, explain how this will effect that
shareholder   s
       treatment in the Reverse Stock Split.

Conduct of the Company   s Business and Operations After the Reverse Stock
Split, page 28

   16. In the second paragraph after the chart on page 25, you state that the Company advised
       ValueScope that it    ultimately plans to convert its marketable
investments into capital for
       a new business venture.    Please revise to describe this contemplated
new business
       venture and when the Company intends to pursue it.

Management Agreement, page 40
 James M. Turner, Esq.
Sichenzia Ross Ferrence LLP
January 7, 2021
Page 4

   17. See our comment above. The information disclosed here regarding the financial relationship between JDS1 and the Company should be disclosed earlier in the information statement, where you discuss the interests of engaged affiliates not shared by other shareholders.



       We remind you that the Company and other filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at 202-551-3263 with any questions.


                                                            Sincerely,

                                                            /s/ Christina Chalk

                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions